Lion Group Holding Ltd.

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

+65 8877 3871

January 23, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lion Group Holding Ltd.
Registration Statement on Form F-3
File No. 333-269333

VIA EDGAR

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-269333) filed by Lion Group Holding Ltd. on January 20, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Lawrence Venick of Loeb & Loeb LLP at +852.3923.1111.

Very truly yours,

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer